Consolidated Financial Statements

Year Ended December 31, 2008,

Year Ended December 31, 2007

and

Year Ended December 31, 2006

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee which is independent from management.

The Audit Committee of the Board of Directors meets with management to review results of the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

March 6, 2009

/s/ Bradford Cooke	/s/ Dan Dickson
Chief Executive Officer	Chief Financial Officer

Endeavour Silver Corp.	Page - 2 -

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Endeavour Silver Corp. (the Company) as at December 31, 2008 and December 31, 2007 and the consolidated statements of operations and comprehensive income, shareholders’ equity and deficit, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2008 and 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
March 6, 2009

Endeavour Silver Corp.	Page - 3 -

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 3(c) to the consolidated financial statements as at December 31, 2008 and for the year then ended. Our report to the shareholders dated March 6, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

KPMG LLP (signed)

Chartered Accountants
Vancouver, Canada
March 6, 2009

Endeavour Silver Corp.	Page - 4 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Endeavour Silver Corp.

We have audited Endeavour Silver Corp’s (the Company) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In the year ended December 31, 2008 we have also conducted our audit on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 6, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
March 6, 2009

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEET
(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2008	2007

ASSETS

Current assets
Cash and cash equivalents		$3,582	$16,577
Marketable securities	6	35	3,573
Accounts receivable and prepaids	7	6,203	7,200
Inventories	8	3,159	2,916
Due from related parties	9	119	228
Total current assets		13,098	30,494

Long term deposits		914	877
Long term investments	10	2,155	3,932
Mineral property, plant and equipment	11	51,125	46,848
Total assets		$67,292	$82,151

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$5,339	$4,348
Income taxes payable		-	781
Total current liabilities		5,339	5,129

Asset retirement obligations	12	1,445	1,578
Future income tax liability	16	4,036	5,068

Total liabilities		10,820	11,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 49,080,478 shares (2007 - 48,982,146 shares)	Page 7	87,584	87,458
Special Warrants, (2,311,540 units)	13 (c )	2,118	-
Contributed surplus	Page 7	11,285	8,921
Accumulated comprehensive income	Page 7	212	720
Deficit		(44,727)	(26,723)
Total shareholders' equity		56,472	70,376
		$67,292	$82,151
Nature of Operations (note 1)
Commitments and contingencies (note 19)
Subsequent events (notes 11, 13 & 18)

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

		Year Ended	Year Ended	Year Ended
		December 31	December 31	December 31
	Notes	2008	2007	2006

Sales		$39,302	$32,319	$15,671

Cost of sales		27,802	24,335	9,174
Depreciation and depletion		8,383	4,682	2,639
Exploration		8,570	5,967	400
General and administrative		5,078	4,836	3,009
Stock-based compensation	13	2,349	4,681	3,413
Earnings (loss)		(12,880)	(12,182)	(2,964)

Foreign exchange gain (loss)		(1,452)	2,427	494
Income (loss) from property option interest		-	-	122
Realized gain (loss) on marketable securities		(637)	665	176
Impairment on asset backed commercial paper	10	(1,394)	(1,327)	-
Allowance for value added tax		(800)	-	-
Write off of value added tax		(145)	-	-
Investment and other income		305	867	789

Loss before taxes and other items		(17,003)	(9,550)	(1,383)
Non-controlling interest		-	(1,483)	(1,156)
Income tax recovery (provision)	16	(1,001)	(1,169)	(1,409)
Net loss for the period		(18,004)	(12,202)	(3,948)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	4	(1,145)	206	-
Reclassification adjustment for loss (gain) included in net income	4	637	(210)	-
		(508)	(4)	-
Comprehensive income (loss) for the period		(18,512)	(12,206)	(3,948)

Basic and diluted loss per share based on net loss		$(0.37)	$(0.27)	$(0.10)

Weighted average number of shares outstanding		49,032,192	45,441,128	37,713,913

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND DEFICIT
(expressed in thousands of U.S. dollars, except share amounts)

		December 31	December 31	December 31,
	Notes	2008	2007	2006

Number of common shares, opening		48,982,146	42,373,988	32,366,330
Issued on private placement	13 (c)	-	-	6,333,200
Exercise of options	13 (d)	88,000	727,000	282,500
Exercise of warrants	13 (f)	-	3,038,222	2,579,366
Issued on acquisition of mineral properties	5 & 11	-	2,700,416	671,558
Share appreciation rights	13 (e)	10,332	142,520	141,034
Number of common shares, closing		49,080,478	48,982,146	42,373,988

Common shares, opening		$87,458	$63,353	$31,332
Issued on private placement		-	-	23,366
Exercise of options	13 (d)	105	2,704	833
Exercise of warrants	13 (f)	-	8,233	5,434
Issued on acquisition of mineral properties	5 & 11	-	12,885	2,252
Share appreciation rights	13 (e)	21	283	136
Common shares, closing		87,584	87,458	63,353

Special warrants, opening
Issued on private placement, net of issuance costs	13 (c)	2,118	-	-
Special warrants, closing		2,118	-	-

Contributed surplus, opening		8,921	5,064	2,255
Stock based compensation	13 (d)	2,349	4,681	3,413
Fair value of warrants issued on private placement	13 (f)	82	-	-
Fair value of warrants issued for mineral properties		-	508	(130)
Exercise of share purchase options	13 (d)	(46)	(1,049)	(338)
Share appreciation rights	13 (e)	(21)	(283)	(136)
Contributed surplus, closing		11,285	8,921	5,064

Accumulated comprehensive income, opening		720	212	79
Cumulative impact of reporting currency change	2	-	-	133
Cumulative impact of adoption of financial instrument standard		-	512	-
Unrealized gain (loss) on marketable securities		(1,145)	206	-
Realized loss on marketable securities included in net income		637	(210)	-
Accumulated comprehensive income, closing		212	720	212

Deficit, opening		(26,723)	(14,521)	(10,573)
Loss for the period		(18,004)	(12,202)	(3,948)
Deficit, closing		(44,727)	(26,723)	(14,521)

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(expressed in thousands of U.S. dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2008	2007	2006

Operating activities
Net loss for the period		$(18,004)	$(12,202)	$(3,948)
Items not affecting cash:
Stock-based compensation	13	2,349	4,681	3,413
Depreciation and depletion		8,383	4,682	2,639
Non-controlling interest		-	1,483	1,156
Future income tax loss (recovery)	16	21	300	1,405
Unrealized foreign exchange loss (gain)		(58)	(386)	-
Impairment of asset backed commercial paper	10	1,394	1,327	-
Allowance for doubtful IVA		945	-	-
(Gain) loss on marketable securities		637	(665)	176
Net changes in non-cash working capital	14	(291)	(1,577)	(2,994)
Cash from (used for) operations		(4,624)	(2,357)	1,847

Investing activites
Property, plant and equipment expenditures		(12,625)	(17,649)	(10,837)
Investment in asset backed commercial paper	10	-	(5,203)	-
Acquisition of subsidiary, net of cash acquired		-	-	(67)
Long term deposits		(37)	(877)	-
Investment in marketable securities		(3,963)	(1,555)	(3,449)
Proceeds from sale of marketable securities		5,995	2,504	181
Cash used in investing activities		(10,630)	(22,780)	(14,172)

Financing activities
Equity instruments issued	13	2,541	9,891	30,624
Share issuance costs		(282)	(47)	(1,840)
Cash from financing activites		2,259	9,844	28,784

Increase (decrease) in cash and cash equivalents		(12,995)	(15,293)	16,459
Cash and cash equivalents, beginning of period		16,577	31,870	15,411
Cash and cash equivalents, end of period		$3,582	$16,577	$31,870

See note 14 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. and its subsidiary companies (collectively the “Company” or “Endeavour Silver”) are engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date. At December 31, 2008, the Company had working capital of approximately $7.8 million. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives in the near and long term. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise debt financing, equity financing or the attainment of profitable operations.

Subsequent to year end, management completed a convertible debt financing (see note 18) and continues to pursue alternatives to improve the financial position of the Company to remain a going concern through 2009. There can be no assurances that the Company will continue to obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Prior to January 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Effective January 1, 2007, the US dollar was adopted as the unit of measure of the Company’s operations which reflects the significant operational exposure to the US dollar, the predominantly US dollar asset and investment base of the Company and the transition from an exploration company to a mine operator. Concurrent with this change in functional currency, the Company adopted the US dollar as its reporting currency. In accordance with Canadian generally accepted accounting principles (“GAAP”), the Company is required to restate all amounts presented for comparative purposes into US dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. Equity transactions have been translated at historic rates; the resulting net translation adjustment has been credited to comprehensive income.

The effect on the consolidated financial statements resulted in an accumulated comprehensive income adjustment of $212 as at December 31, 2006.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant measurement differences from United States GAAP are described in Note 20 to these financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineralized reserves, valuations of asset back commercial paper, impairment of long-lived assets, measurement of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Financial instruments

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income. Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for- sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

The disclosure of the Company financial instruments is further described in Note 17.

The transition adjustment attributable to the re-measurement of financial assets and financial liabilities at fair value for available-for-sale financial assets was recognized in accumulated other comprehensive income as at January 1, 2007.

(d)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. Marketable securities are recorded at fair value. Asset backed commercial paper is recorded at management’s estimated fair value.

(e)	Comprehensive income/loss

Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated comprehensive income are disclosed in the consolidated statement of shareholders’ equity. At January 1, 2007, the Company recorded a non cash increase of $512to marketable securities and a non-cash adjustment of $512 to record the cumulative effect of the change in accounting policy in accumulated other comprehensive income

(f)	Foreign currency translation

The Company uses the U.S. dollar as its functional and reporting currency. Therefore accounts denominated in currencies other than the U.S. dollar have been translated as follows:

• Revenue and expense items at the rate of exchange in effect on the transaction date;
•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date; and

• Monetary assets and liabilities at the exchange rate at the balance sheet date.
• Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of ninety days or less.

(h)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income in accordance with CICA Handbook section 1530.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. Work-in-process inventories, including ore stockpiles are valued at the lower of average production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory characterized as dore bars or concentrate is valued at the lower of average production costs and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(j)	Mineral properties, plant and equipment

Mineral properties include direct costs of acquiring (including option payments) properties and costs incurred directly in the development process of feasible properties. Expenses relating to exploration properties are expensed as incurred. Prior to 2007, the Company capitalized exploration expenditures directly related to specific mineral properties. Under the current policy, exploration expenditures on non-producing properties are expensed, while acquisition costs continued to be capitalized. The change in 2007 was applied retrospectively and the comparatives for 2006 were re- stated in 2007. The amount expensed for the year ended December 31, 2006 was $400, with a corresponding reduction in mineral properties.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101).

Plant and equipment are recorded at cost and amortized using the straight-line method at rates varying from 10% to 30% annually.

(k)	Asset retirement obligations

These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(l)	Revenue recognition

Mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Revenue is subject to adjustment upon final settlement of metal prices, weights and assays. Historically any such adjustments have been insignificant.

(m)	Stock-based compensation

The Company has a share option plan which is described in Note 13(d). The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o)	Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(p)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS

On January 1, 2008, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1506, Accounting Changes; Handbook Section 1535, Capital Disclosures; Handbook Section 3031, Inventories; Handbook Section 3862, Financial Instruments – Disclosure and Handbook Section 3863, Financial Instruments – Presentation.

(a)

Effective January 1, 2008, the Company adopted the new CICA Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. There were no changes in policies or estimates during the period, except for those new standards adopted and noted below.

(b)

Effective January 1, 2008, the Company adopted the new CICA Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company has included this disclosure in note 13 (a).

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

4.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(c)

Effective January 1, 2008, the Company adopted the CICA Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

The application of this section has not impacted the Company’s financial statements.

(d)

Effective January 1, 2008, the Company adopted the CICA Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, included specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel. See note 17 for further disclosure.

(e)	Recently released Canadian accounting standards

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

i)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

ii)

In February 2008, the CICA issued Handbook Section 3064, Goodwill and intangible assets which replaces section 3062, Goodwill and intangible assets and Section 3450, Research and Development Costs effective for the Company January 1, 2009. Section 3064 establishes standard for recognition, measurement and disclosure of goodwill and intangible assets. The Company’s assessing the impact of these standards on its consolidated financial statements.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

5.	BUSINESS ACQUISITION AND SIGNIFICANT ASSET ACQUISITIONS (continued)

a)	Acquisition of the Guanacevi property

In May 2004, the Company entered into an option agreement to acquire 100% interest in the outstanding shares of Minera Santa Cruz y Garibaldi SA de CV (“Minera Santa Cruz”), which owns 100% of the producing Santa Cruz silver-gold mine located in Durango, Mexico for $2.5 million, with final payment occurring January 28, 2008. On January 28, 2006 the Company completed the acquisition of 51% of the outstanding shares of Minera Santa Cruz on completion of initial cash payments totaling $1,275.

In May 2004, the Company entered into option agreements to purchase certain mining concessions and the Guanacevi mineral processing plant, also located in Durango, Mexico. The Company acquired a 51% beneficial ownership interest in these assets on January 28, 2006 on payment of $2.3 million. In 2006, the Company accounted for this acquisition as a purchase of an asset and accordingly reclassified $1.7 million from mineral properties to plant and equipment. The remaining 49% interest was to be transferred upon completion of the 2008 payment. However in July 2006, the Company acquired 100% shares of the company that owned the plant, Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica”), for $2.6 million comprised of $438 and 671,558 units at a market price of CAN $3.53 per unit. Each unit was comprised of one common share and one-quarter of a common share purchase warrant; each full warrant was exercisable to purchase one common share at an exercise price of CAN $3.70 until August 23, 2007 (Note 13 (e))

The following table sets forth the original May 2004 payment schedules:

			Mining
	Minera Santa Cruz	Processing Plant	concessions	Total

Initial option agreement -
February 2004	$-	$57	$43	$100
Agreement		514	386	900
January 28, 2005	852	1,143	5	2,000
January 28, 2006	423	572	5	1,000
January 28, 2007	638	857	5	1,500
January 28, 2008	638	857	5	1,500
	$2,551	$4,000	$449	$7,000

51% ownership	1,275	2,286	439	4,000
100% ownership	1,276	1,714	10	3,000
	$2,551	$4,000	$449	$7,000

Under the Minera Santa Cruz option interest agreement the scheduled January 28, 2007 payment of $638 was made with 176,201 shares of the Company in lieu of cash.

The Company was able to acquire the remaining shares of Minera Santa Cruz for the final option interest agreement payment of $638 due in January 2008, however the Company negotiated an early buy out of the minority shareholders. In May 2007, the Company issued 1,350,000 shares of the Company with a fair market value of $5.04 to acquire the remaining 49% of outstanding shares in Minera Santa Cruz. The settlement price reflected the minority shareholders’ earnings to date, the 2008 option payment and the projected 2007 earnings. The aggregate purchase price of $6.8 million above the non-controlling interest liability of $4.1 million and the future income tax liability of $1.6 million was allocated to mineral properties.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

BUSINESS ACQUISITION AND SIGNIFICANT ASSET ACQUISITIONS (continued)

b)	Acquisition of the Guanajuato mines project

On April 30, 2007 the Company acquired the exploitation contracts to the Unidad Bolanitos silver-gold mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state Guanajuato, Mexico. The Company paid $2.4 million in cash and 224,215 shares of the Company with a fair market value of $4.46 per share.

On May 30, 2007 the Company acquired 100% of the Guanajuato mine assets from two subsidiary companies of Industrias Penoles SA de CV (“Penoles”). The assets consist of 2,071 hectares of land, three mines and a 500 ton per day processing plant. The purchase price was 800,000 shares of the Company with a fair market value of $4.84 and 250,000 2 year warrants with an exercise price of CAN $5.50. The fair value of the warrants was determined to be $460; the fair value was based on an expected stock price volatility of 68.7%, expected life of 2 years and an estimated risk-free rate of 3.98%.

The Company accounted for these acquisitions as asset acquisitions as the contracts and the plant are considered to be separate asset purchases that do not represent a business as defined under Canadian GAAP.

The Company allocated $7.3 million to mineral properties, $396 to the plant and recognized an asset retirement obligation of $664 related to the future reclamation of the Guanajuato properties (Note 12).

6.	MARKETABLE SECURITIES

	December 31	December 31
	2008	2007

Investment in shares of companies, at cost	$35	$3,066
Unrealized gain	-	507
	$35	$3,573

7.	ACCOUNTS RECEIVABLE AND PREPAIDS

	December 31	December 31
	2008	2007

Trade receivables	$1,661	$1,908
IVA receivables	2,886	4,676
Other receivables (1)	843	26
Prepaids and advances	813	590
	$6,203	$7,200

(1) Includes receivable from monthly income tax installments of $720

In 2008, the Company recorded a $800 allowance related to value added tax outstanding from periods prior to 2007, and wrote off $145 of value added tax related to 2007 and 2008, which is deemed uncollectible.

8.	INVENTORIES

	December 31	December 31
	2008	2007

Warehouse inventory	$1,642	$1,294
Stockpile inventory	151	1,012
Finished Goods inventory	941	348
Work in process inventory	425	262
	$3,159	$2,916

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

9.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $21 receivable related to administration costs outstanding as of December 31, 2008 (2007 – $ nil, 2006 - $ 34).

During the course of the period the company paid $155 (2007 - $177, 2006 - $ nil) in consulting fees to a company with common directors and management.

The Company has paid $120 (2007 – $130, 2006- $255) for legal services to a legal firm with a common member of management. The Company has $31 payable related to legal and share issuances costs outstanding as of December 31, 2008.

On December 31, 2007 the Company signed option agreements with Aztec Metals Corp. (“Aztec”) a non-public company with common directors, whereby Aztec had the right to acquire unexplored properties (Rio Chico and Matehuala) for a cash payment of $63 and issuance of 533,333 common shares in Aztec.

Aztec paid Endeavour $43 and delivered a signed silver participation contract June 30, 2008 to exercise the option on the Matehuala property and cancelled the option to acquire the Rio Chico property during the year. The common shares acquired by the Company have an estimated value of $35 as of December 31, 2008, compared to $160 deemed cost. The Company has $98 receivable related to 2008 property tax payments and the initial Rico Chico option payment outstanding as of December 31, 2008. Subsequent to year end, the Company agreed to accept common shares in lieu of cash for the outstanding receivable.

In 2007, the Company paid $95 in performance bonus compensation to terminated employees who are now employees of a company with common directors and management. There were no such transactions during the current fiscal year.

10.	LONG TERM INVESTMENTS

At December 31, 2008 the Company held Canadian Asset Backed Commercial Paper “ABCP” purchased in a Canaccord Capital account in August 2007 with a par value $5.2 million. At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

In September 2007, a Pan-Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts. A press release issued by the Committee on December 23, 2007 outlined a proposal to restructure ABCP for new notes that have maturities based on the maturities of the assets of underlying ABCP

As of December 31, 2007, based on the information available, the Company estimated the fair value of our ABCP investments to be $3.9 million, calculated by taking a 20% impairment from the face value of the asset and discounting the remaining value over a one year period using a discount rate of prime + 1%, resulting in an $1.3 million impairment.

On March 20, 2008 the Committee issued an information statement which provided details of the restructuring plan. The proposed restructuring plan (the “Restructuring Plan”) was submitted under the Companies Creditors Arrangement Act and approved by the majority of noteholders on April 25, 2008. The Restructuring Plan was sanctioned by the Ontario Superior Court on June 5, 2008. Subsequent to the approval the court of appeal reviewed filing by a group of investors seeking relief including dismissal of the Restructuring Plan and as of September 19, 2008 the Supreme Court of Canada denied the noteholders seeking relief thereby allowing the implementation of the Restructuring Plan January 19, 2009.

The Company has assessed the estimated fair value of our ABCP investments and based on the available information regarding current market conditions, the underlying assets of our existing trusts and the indicative values contained in the report issued by JP Morgan, we recorded an additional impairment of $1.4 million in the third quarter of 2008 on completion of the court process for implementation of the Restructuring Plan. There is a significant amount of uncertainty in estimating the amount of timing of cash flows associated with the ABCP. The Company estimated the value using a basic discounted cashflow model assuming principal is repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, using a 12% discount rate. This results in an estimated fair value of CAN$2.6 million.

Endeavour Silver Corp.	Page -17-

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

10.	LONG TERM INVESTMENTS (continued)

Subsequent to December 31, 2008 the Restructuring Plan was executed as follows:

•	The creation of three master asset vehicles (MAV).
•	Within each MAV, the issuance of 5 different series of notes:
o

Class A-1 Notes will be the senior notes, with the other series of Notes subordinated to them. Class A-1 Notes are expected to receive AA ratings, have maturities from 6 to 8 years and a coupon rate of Bankers Acceptance (“BA”) Rate less 0.5%.

	o	Class A-2 Notes will be senior to the Class B Notes, C Notes and IA Tracking Notes. Class A- 2 Notes are expected to receive AA ratings, have maturity of 8 years and a coupon rate of BA Rate less 0.5%
	o	Class B Notes will be senior to the Class C Notes and IA Tracking Notes. Class B Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate BA Rate of less 0.5%
o

Class C Notes will be senior to the IA Tracking Notes. Class C Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%. It was stated by JP Morgan the Class C Notes that “investors” should expect return closer to BA Rate less 0.5%.

	o	IA Tracking Notes will not be rated. IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.
•

The allocation of existing ABCP notes to the new notes were based on a report issued by J.P. Morgan, financial advisor to the Committee. The new notes were issued subsequent to year end based on the relative contribution from the assets underlying the existing trusts based on this report.

•	There is no market data on these notes and no formal rating have yet been issued by DBRS.

Based on Restructuring Plan:

•	CAN $3,229 of our investments were replaced with Class A-1 Notes
•	CAN $1,093 of our investments were replaced with Class A-2 Notes
•	CAN $ 198 of our investments were replaced with Class B Notes
•	CAN $ 140 of our investments were replaced with Class C Notes
•	CAN $ 464 of our investments will be were replaced with IA Tracking Notes

11.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	December 31, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$37,066	$9,041	$28,025	$32,365	$5,444	$26,921
Mill	17,380	3,366	14,014	13,723	1,517	12,206
Machinery and equipment	7,575	1,190	6,385	6,754	480	6,274
Transportation and vehicles	1,003	370	633	720	182	538
Buildings	1,770	185	1,585	724	74	650
Office equipment	689	206	483	324	65	259
	$65,483	$14,358	$51,125	$54,610	$7,762	$46,848

(a)	Guanacevi properties and plant (Durango, Mexico)

See note 5, Business acquisitions and significant asset acquisitions to these financial statements for a discussion of the acquisitions of Minera Santa Cruz and Metalurgica.

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties form part of the producing Santa Cruz silver mine. This transaction effectively allowed the Company to acquire the outright ownership of the six mineral concessions as

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

11.	MINERAL PROPERTY, PLANT AND EQUIPMENT (continued)

well as a 4.5% net proceeds royalty from Peñoles. The Company is required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles retains a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. The Company also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Company to acquire, a purchase price may be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the purchase price, which is payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay the Company a 5% fee on the cash purchase price. In compensation for the nine mining properties acquired and certain mining equipment located thereon and the formation of the strategic alliance, the Company issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007. The fair value of the warrants was determined to be $260 which was included in mineral properties; the fair value was based on an expected stock price volatility of 54.45%, expected life of 1 year and an estimated risk-free rate of 1.28%.

On November 22, 2007, the Company paid $50 and 30,000 common shares to enter into an option agreement to acquire 100% interest in the El Maliche property in the Guanacevi district. To exercise the option an additional $50 is payable in May 2009.

On November 29, 2007, the Company signed an option to acquire 100% interest in 15 properties within the San Pedro district in the state of Durango. The Company issued 120,000 common shares and 60,000 1-year warrants with an exercise price of US $4.69. The fair value of the warrants was determined to be $48; the fair value was based on an expected stock price volatility of 55.5%, expected life of 1 year and an estimated risk-free rate of 3.98%. The warrants expired unexercised subsequent to year end. To acquire the properties, the Company is required to issue 570,776 shares as final payment in November 2009.

In prior years the Company acquired various property concessions in the Guanacevi District that it maintains with nominal property tax payments to the Mexican government.

In October 2005, the Company acquired a mining lease from Minera Tayahua, S.A. de C.V., on the El Porvenir property in Guanacevi. Under the lease agreement, the Company agreed to mine El Porvenir at a rate between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. The Company held the exclusive right to mine the El Porvenir property for a 5-year period, however the agreement included a clause that either party can terminate the contract in advance, without indicating cause, communicating the termination date at least 2 years before the effective date of the termination. On August 16, 2006 The Company received a letter indicating contract termination as of August 31, 2008. The Company mined the El Porvenir property until August 30, 2008.

(b)	Parral properties

In August 2006, The Company acquired the option to purchase the concession rights in the El Cometa properties. During the year ended December 31, 2008 the Company made the 2008 payments on the properties totaling $130 and has paid $250 to date. The Company continues to explore the property and has option payments totaling $100 in August 2009 to acquire the concession rights.

In January 2008, the Company signed an option agreement to acquire 100% interest in the Navegantes properties, Chihuahua, Mexico for $470 over two years. On ratification of the option agreement the Company paid $50, however the Company subsequently dropped the option.

(c)	Arroyo Seco properties

In October 2006, the Company acquired an option to purchase a 100% interest in the Arroyo Seco property, in Michoacan, Mexico for $229,000 over 5 years. The Company paid $92 during the year ended December 31, 2008 and has paid $184 of the total option agreement.

Endeavour Silver Corp.	Page -19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

11.	MINERAL PROPERTY, PLANT AND EQUIPMENT (continued)

(e)	Mineral property contingencies

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)	Subsequent Events

In February 2009, the Company signed an option agreement to acquire Porvenir Cuatro concessions located in the Guanacevi district for payments totalling $700over two years. The Company paid $100 cash on ratification of the option and will issue 136,426 shares equivalent to $200, subject to regulatory approval. To acquire the property the Company is required issue $240 worth of shares within 1 year of the agreement date and $160 in cash or shares within 2 years of the agreement date.

12.	ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $1,858 (2007 – $2,047) based on costs at December 31, 2008, which has been discounted using a credit adjusted risk free rate of 8.25%. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. The payment timing of cash flows has been estimated based on the mine lives using current reserves, measures and indicated resources.

Changes to the reclamation and closure cost balance during the period are as follows:

Balance at December 31, 2007	$1,578

Changes during the period:
Incurrence	-
Change in estimate	(264)
Interest accretion	131

Balance at December 31, 2008	$1,445

The present value of the reclamation liabilities may be subject to change based on management’s changes to estimates, changes in remediation technology or changes to the applicable laws and regulations.

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

13.	SHARE CAPITAL

(a)

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(b)	As at December 31, 2008 and December 31, 2007 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(c)	Private Placements

(i)

In December 2008, the Company completed a brokered and non brokered private placements of special warrants for 2,311,540 units at CAN$1.30 per unit for gross proceeds of CAN$3.0 million. Each special warrant is exercisable into a unit comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN$1.90 until February 25, 2014 (Note 13(e)). The agents received a cash commission of 6% totaling $0.1 million and 131,792 agents’ warrants at an exercise price of CAN$1.51 until February 25, 2014. The warrants issued to the agents have an estimated fair value of $0.1 million and have been recorded in share capital on a net basis. The special warrants are classified as a separate equity component at year end as the Company had not yet received final approval from the provincial securities regulator on the final prospectus. As of February 25, 2009, the Company received receipt of final prospectus approval. As of February 25, 2009, all of the special warrants have been converted into units.

(ii)

In March 2006, the Company entered into an agreement with certain agents in a best efforts private placement offering of up to 5 million special warrants at CAN$4.50 per special warrant for gross proceeds of up to CAN$22.5 million. An over-subscription option allowed for up to an additional 2 million special warrants for additional proceeds of CAN$9 million. On April 24, 2006, the Company closed the placement for 5,110,000 special warrants, for gross proceeds of CAN$23.0 million. Each special warrant was comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant was exercisable to purchase one common share at a price of CAN$5.25 until October 24, 2007. The Company filed its prospectus on May 15, 2006 for the placement. In connection with this offering, the agents received a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants had the same terms as the warrants in the private placement.

The remaining 1.89 million special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at CAN$4.50 per special warrant for gross proceeds of CAN$5.0 million. Each special warrant entitled the holder to acquire 1.1 common shares and 0.55 common share purchase warrants of the Company. Each full share purchase warrant was exercisable to acquire one common share of the Company at CAN$5.25 per share until October 24, 2007. On closing of the over-subscription, the Agents received a 6% cash commission totaling CAN$ 0.3 million as well as 66,720 agent special warrants. Each agent special warrant converted into one agent warrant. Each agent warrant was exercisable to acquire one common share at $5.25 per share until October 24, 2007.

(iii)

In February 2005, the Company completed brokered and non-brokered private placements to raise a total of CAN $1.6 million. The Company completed a brokered private placement for 312,500 units at CAN$1.60 per unit for gross proceeds of CAN$ 0.5 million. Each unit consisted of one common share and one share purchase warrant, exercisable to acquire one common share at an exercise price of CAN$2.10 until February 1, 2006 and CAN$2.30 thereafter until February 1, 2007 (Note 13(e)). The Company also completed a non-brokered private placement for 710,500 units at the same price and the same terms as the brokered private placement for an additional CAN$1.1 million in gross proceeds. Share issuance costs consisted of agents’ fees of CAN$38 and 40,000 agents’ warrants (with the same terms as the warrants in the private placement). The 40,000 warrants issued to the agent have a fair value of CAN$22 and have been recorded in share capital on a net basis.

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

13.	SHARE CAPITAL (continued)

(iv)

In October 2005, the Company completed a private placement for 6,000,000 units at CAN$2.40 per unit for gross proceeds of CAN$14.4 million. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN$2.90 until October 5, 2007. The underwriters received a cash commission of CAN$0.9 million and 450,000 agents’ warrants that have the same terms as the warrants in the private placement.

(d)	Purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2006, at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for granting options to its directors, officers, employees and consultants to acquire up to 6,768,000 shares. In June 2008, Company sought approval from shareholders’ to increase the option pool to 9,800,000 shares. Subsequent to shareholder approval the TSX determined there was inadequate disclosure within the management information circular for shareholders to effectively approve the plan amendment. Due to the TSX rejection of the amendment, the Company was in a position whereby it could not fulfil the exercise of the entire options granted by management within the year. As of December 19, 2008, directors and officers surrendered 900,000 of their 2008 option grants.

The following table summarizes the status of the Company’s stock option plan and changes during the periods presented:

Prices expressed in CAN $
	December 31, 2008		December 31, 2007		December 31, 2006
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of Shares	price	of Shares	price	of Shares	price

Outstanding, beginning of period	4,089,400	$3.25	3,626,400	$2.43	2,223,900	$1.88
Granted	2,133,000	$3.20	1,685,000	$4.13	1,910,000	$2.91
Exercised	(88,000)	$0.83	(727,000)	$2.70	(282,500)	$2.04
Cancelled (1)	(1,401,000)	$3.31	(495,000)	$3.07	(225,000)	$1.52
Outstanding, end of period	4,733,400	$3.28	4,089,400	$3.25	3,626,400	$2.43

Options exercisable at period-end	4,263,400	$3.33	4,089,400	$3.25	3,626,400	$2.43

(1) 20,000 priced at CAN $1.60 options were cancelled in exchange for 10,332 share appreciation rights in 2008, while 245,000 and 225,000 options were cancelled in exchange for 142,520 and 141,034 share appreciation rights in 2007 and 2006, respectively. See note 13 (e).

The following tables summarize information about stock options outstanding at December 31, 2008:

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

13.	SHARE CAPITAL (continued)

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Dec 31, 2008	(Number of Years)	Prices	Dec 31, 2008	Prices

$0.00 - $0.99	105,000	0.1	$0.66	105,000	$0.66
$1.00 - $1.99	380,000	0.9	$1.55	348,000	$1.59
$2.00 - $2.99	2,040,400	2.1	$2.63	1,970,400	$2.64
$3.00 - $3.99	648,000	4.4	$3.14	280,000	$3.20
$4.00- $4.99	1,405,000	7.5	$4.72	1,405,000	$4.72
$5.00- $5.99	155,000	3.3	$5.48	155,000	$5.48

	4,733,400	3.9	$3.28	4,263,400	$3.33

During the year ended December 31, 2008, the Company recognized stock-based compensation expense of $2.3 million (2007 - $4.7 million, 2006 – $3.4 million) based on the fair value of options granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period Ended	Period Ended	Period Ended
	December 31, 2008	December 31, 2007	December 31, 2006

Weighted average fair value of
options granted during the period	$1.71	$2.76	$1.73

Risk-free interest rate	3.23%	3.98%	3.05%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	67%	67%	83%
Expected option life in years	4.00	5.52	4.00

In 2008, the Company granted stock options to new employees to acquire up to 498,000 common shares at a weighted average exercise price of CAN $3.91 per share with expiry dates between January 1, 2013 and May 31, 2013 with no vesting periods.

In 2008, the Company granted stock options to directors, officers, employees and contractors to acquire up to 1,635,000 common shares at an exercise price of CAN $2.98 per share with expiry dates between June 1, 2013 and November 30, 2013. All options granted subsequent to June 1, 2008 are subject to a vesting period, where by 20% of the options vest immediately while the remaining vest 20% every six months over a two year period.

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

13.	SHARE CAPITAL (continued)

(e)	Share appreciation rights plan

The company allowed that in the event that the Company graduated to a TSE listing, a participant may, as allowed under the Exchange policies, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common shares subject to the Option times the difference between the market price on the day immediately prior to the exercise of the Right and the Option exercise price. The shareholder rights plan agreement was approved and activated June 14, 2006. During fiscal 2008, 20,000 options (2007 – 245,000, 2006 – 225,000) were cancelled for the exchange of 10,332 share appreciation rights (2007 – 142,520, 2006 – 141,034).

(f)	Warrants

At December 31, 2008, the Company had outstanding warrants to purchase an aggregate 1,597,562 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	December 31, 2008
CAN $
$5.50	May 30, 2009	250,000	-	-	-	250,000
$4.65	January 8, 2009 [1]	60,000	-	-	-	60,000
$1.51	February 25, 2014	-	131,792	-	-	131,792

		310,000	131,792	-	-	441,792

1 Subsequent to December 31, 2008 60,000 warrants priced at $4.65 expired.

1,155,770 warrants with a 5 year life and an exercise price of $1.90 were issued on the on the conversion of the special warrants subsequent to year end. See note 13 (c)(i) for more details.

At December 31, 2007, the Company had outstanding warrants to purchase an aggregate 310,000 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	December 31, 2007
CAN $
$2.30	February 1, 2007	327,000	-	(320,000)	(7,000)	-
$2.90	October 5, 2007	2,601,634	-	(2,554,134)	(47,500)	-
$5.25	October 24, 2007	3,539,920	-	(10,135)	(3,529,785)	-
$3.70	August 23, 2007	167,888	-	(153,953)	(13,935)	-
$5.50	May 30, 2009	-	250,000	-	-	250,000
$4.65	January 8, 2009	-	60,000	-	-	60,000
		6,636,442	310,000	(3,038,222)	(3,598,220)	310,000

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

13.	SHARE CAPITAL (continued)

At December 31, 2006, the Company had outstanding warrants to purchase an aggregate 6,636,442 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	December 31, 2006
CAN $
$2.30	February 1, 2007	1,058,000	-	(731,000)	-	327,000
$2.10	July 22, 2007	1,000,000	-	(1,000,000)	-	-
$2.90	October 5, 2007	3,450,000	-	(848,366)	-	2,601,634
$5.25	October 24, 2007	-	3,539,920		-	3,539,920
$3.70	August 23, 2007	-	167,888	-	-	167,888
		5,508,000	3,707,808	(2,579,366)	-	6,636,442

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Net changes in non-cash working capital
Accounts receivable and prepaids	$52	$(4,096)	$(1,481)
Inventories	(662)	634	(2,234)
Due from related parties	109	(194)	(35)
Accounts payable and accrued liabilities	991	1,302	752
Income taxes payable	(781)	777	4
	$(291)	$(1,577)	$(2,994)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$(264)	$525	$954
Tax gross up related to acquistion of subsidiaries	-	1,853	986
Fair value of stock options allocated to shares issued
on exercise of stock options	46	1,049	338
Fair value of shares issued under the share appreciation rights plan	21	283	136
Fair value of equity issued on buy out of Minera Santa Cruz	-	7,444	204
Fair value of agent warrants issued on private placement	82	-	-
Fair value of equity issued on acquisition of Guanajuato mines project	-	5,332	-
Fair value of equity issued on acquisition of other mineral properties	-	661	-
Fair value of equity issued on acquisition of Metalurgica	-	-	2,121

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

15.	SEGMENT DISCLOSURES

The Company has corporate/exploration and mining segments, while Guanacevi and Guanajuato operations are disclosed below as separate producing operations.

	December 31, 2008
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$3,246	$255	$81	$3,582
Marketable securities	35	-	-	35
Accounts receivables and prepaids	1,758	2,837	1,608	6,203
Inventories	-	2,175	984	3,159
Due to related parties	119	-	-	119
Mineral property,plant and equipment	100	41,547	9,478	51,125
Long term investments	2,155	-	-	2,155

Revenue	-	30,692	8,610	39,302
Net income (loss) before taxes and other items	$(20,180)	$4,757	$(1,580)	(17,003)

	December 31, 2007
	Corporate	Guanacevi	Guanjuato	Total

Cash and cash equivalents	$16,404	$779	$(606)	$16,577
Marketable securities	3,573	-	-	3,573
Accounts receivables and prepaids	253	4,473	2,474	7,200
Inventories	-	2,544	372	2,916
Due to related parties	228	-	-	228
Mineral property,plant and equipment	166	37,194	9,488	46,848
Long term investments	3,932	-	-	3,932

Revenue	-	28,245	4,074	32,319
Net income (loss) before taxes and other items	$(11,270)	$4,481	$(2,761)	$(9,550)

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

16.	INCOME TAXES

On October 1, 2007, the Government of Mexico enacted legislation which introduces certain tax reforms including a new minimum flat tax effective January 1, 2008. In 2008, the interpretation of the legislation, planning and experience resulted in the Company assessing the future income tax of the projects and entities will be subject to the income tax regime over the life of the projects as opposed to estimating the entities will be subject to the minimum flat tax regime in 2007.

When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance will be reflected in current income.

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2008	2007

Canadian statutory tax rates	31.00%	34.12%

Income tax benefit computed at Canadian statutory rates	$(5,263)	$(3,772)
Foreign tax rates different from statutory rate	838	(341)
Temporary differences not recognized in the period	2,031	4,606
Permanent differences	2,063	2,008
Change in Mexico tax regime estimate	1,332	(1,332)
		-
	$1,001	$1,169

The tax effect of the temporary differences that gives rise to future tax as of December 31, 2008 and 2007 for Mexico subsidiaries is presented below:

	December 31,	December 31,
Mexico operations	2008	2007

Future income tax assets:
Tax loss carryforwards	$2,281	$-
Other	810	-
Future income tax liabilities:
Mineral properties, plant and equipment	$(7,127)	$(5,099)
Future income tax liabilities, net	$(4,036)	$(5,099)

As at December 31, 2008, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately MXN $111.1 million (2007 – MXN $89.1 million). These losses, if unutilized, have expiration years ranging from 2011 to 2018.

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

16.	INCOME TAXES (continued)

The tax effect of the temporary differences that gives rise to future tax assets as of December 31, 2008 and December 31, 2007 for Canadian operations is presented below:

	December 31,	December 31,
Canada operations	2008	2007

Future income tax assets:
Tax loss carryforwards	$3,861	$3,641
Mineral properties, plant and equipment	508	640
Other	437
Total future income tax assets	4,806	4,281
Valuation allowance	(4,806)	(4,250)
Future income tax assets, net	$-	$31

As at December 31, 2008, the Company had available for deduction against future taxable income in Canada non-capital losses of approximately CAN$16.0 million (2007 – CAN $12.0 million). These losses, if unutilized, have expiration years ranging from 2011 to 2028.

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

17.	FINANCIAL INSTRUMENTS

(i)	Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, accounts payable, accrued liabilities and asset backed commercial paper (“ABCP”). Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair values of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments. The fair value of the asset backed commercial paper is determined by discounting the stream of future payments at the estimated prevailing market rates (See note 10). There are no significant differences between the carrying values and the fair values of any financial assets or liabilities.

(ii)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, trade receivable and IVA receivable balance. Credit risk exposure on bank accounts is limited through maintaining its cash and equivalents with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Trade receivables are generated on the sale of silver to a large Mexican refiner which the Company has deemed to have a high credit rating. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash equivalents, marketable securities and receivables. The Company believes that these sources will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

FINANCIAL INSTRUMENTS (continued)

The US dollar equivalent of financial assets and liabilities denominated in currencies other than the US dollar as at December 31, 2008 are as follows:

	Canadian Dollar	Mexican Peso

Financial Assets	5,068	4,825
Financial Liabilities	(870)	(2,679)
Net Financial Assets	4,198	2,146

As at December 31, 2008, with other variables unchanged, a 20% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $0.6m due to these financial assets and liabilities.

As at December 31, 2008, with other variables unchanged, a 20% strengthening of the US dollar against the Mexican peso would decrease net earnings by $0.4m due to these financial assets and liabilities.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – The value of the Company’s mineral resource properties is related to the price of silver and gold, and the outlook for these minerals. Silver and gold prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors. The Company has elected not to actively manage our commodity risk at this time.

18.	SUBSEQUENT EVENT

In February 2009, the Company issued CAN $14 million in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time after February 26, 2009, each Debenture may be converted by the holder into one unit of the Company consisting of one of the Company’s common shares and one half of a common share purchase warrant at a conversion price of CAN $1.90 per Debenture. Each full share purchase warrant will entitle the holder to purchase one common share at an exercise price of CAN $2.05 for up to 5 years from conversion. A total of 7,364,737 common shares are issuable upon conversion. Subsequent to July 26, 2010, each Debenture can be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than CAN $2.85 for thirty consecutive days. The Company incurred placement fee totaling CAN $1,081 offsetting proceeds, and issued 644,414 share purchase warrants exercisable at CAN$ 1.90 for five years.

19.	COMMITMENTS

The Company has operating lease commitments for office space for $217 annually until 2011, totalling $0.7 million.

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

20.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following measurement differences.

(a)	Stock based compensation

Under U.S. GAAP, Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123(R)”), which is a revision of SFAS 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employee”, requires all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants. For the years presented, there are no differences in stock-based compensation.

Under U.S. GAAP, stock based compensation of $1,696, $586 and $67 would be presented within general and administrative costs, cost of sales and exploration expense, respectively in 2008, whereas the stock- based compensation expense is reported separately for Canadian GAAP. In 2007 and 2006 stock based compensation of $4,681 and $3,413, respectively would be presented within general and administrative costs.

(c)	Reporting comprehensive income

Statement of Financial Accounting Standards No 130 (SFAS 130) Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2006 and 2005, comprehensive loss equals $512 and $ nil, respectively. Upon adoption of CICA Handbook Section 1530 on January 1, 2007, there are no ongoing differences between Canadian and US GAAP in reporting and displaying comprehensive income.

(d)	Mineral property exploration

US GAAP requires that long lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The Securities and Exchange Commission (“SEC”) staff has indicated that their interpretation of U.S. GAAP requires mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company would expense all mineral property exploration costs for U.S. GAAP purposes, which is consistent with the Canadian GAAP treatment..

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

20.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(e)	Accounting for uncertainty in income taxes

In June 2006, The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s December 31, 2008 consolidated financial statements.

The Company files income tax returns in Canada and Mexico. Years ranging from 2002 through 2008, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

(f)	Impact of recent United States accounting pronouncements:

(i)

Effective January 1, 2008, for US GAAP accounting purposes, the Company has adopted SFAS No.157, Fair Value Measurement (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement only applies to fair value measurements that are already required. There is no difference between Canadian and US GAAP to the Company’s December 31, 2008 consolidated financial statements resulting from the adoption of SFAS 157.

(ii)

Effective January 1, 2008, for US GAAP accounting purposes, the Company has adopted SFAS No.159, Fair Value Options for Financial Assets and Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure various financial instruments and certain other items at fair value. As the Company has not elected to measure any asset under SFAS 159, there is no effect on the Company’s December 31, 2008 consolidated financial statements.

(iii)

In June 2008, the EITF reached a consensus on EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (EITF 07-5). EITF 07-5 addresses the determination of whether an equity linked financial instrument (or embedded feature) that has all of the characteristics of a derivative under other authoritative U.S. GAAP accounting literature is indexed to an entity’s own stock and would therefore meet the first part of a scope exception from classification and recognition as a derivative instrument. The Company plans to adopt the provisions of EITF 07-5 on January 1, 2009, for US GAAP accounting purposes. The Company is currently assessing the effect of the adoption of EITF 07-5 on its consolidated financial statements.

(iv)

The FASB has issued FASB Statement No. 141(R), Business Combinations (SFAS 141R), which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquire. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively. This statement will affect how the Company accounts for future business combinations.

Endeavour Silver Corp.	Page - 32 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

20.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(v)

The FASB has issued FASB Statement No.160, Non -controlling Interests in Consolidated Financial Statements – an amendment of ARB No.151 (SFAS 160). SFAS 160 establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation and disclosure purposes, SFAS 160 required non-controlling interests to be classified as a separate component of stockholders’ equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively, except for the presentation and disclosure requirements which are to be applied retrospectively for all periods presented. The Company does not expect this standard to have an effect on the consolidated financial statements.

Endeavour Silver Corp.	Page - 33 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2008, December 31, 2007 and December 31, 2006
(expressed in thousands of U.S. dollars, unless otherwise stated)

HEAD OFFICE	#301 – 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Mexico Operations
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 34 -